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                             March 24, 2023

       Jay Puchir
       Chief Executive Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 13,
2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed March 13,
2023

       Summary
       Planned Acquisition of a Broker-Dealer, page 1

   1. We note you filed a Form 8-K on March 16, 2023 disclosing that between March 12, 2023 and March 16, 2023, you
entered into a Securities Purchase Agreement with accredited investors. We further
note you disclose that the proceeds from the offering, after offering expenses and related
costs, will be used to enable you to proceed with the acquisition of a broker-dealer. Please
revise your prospectus to update your disclosure and discuss the status of your planned
acquisition of a broker-dealer, including the name of such Broker-
                                                        Dealer and whether the
broker-dealer is registered with the Securities and Exchange
                                                        Commission. Please also
provide the information required by Item 701 of Regulation S-K.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       24, 2023
March2 24, 2023 Page 2
Page
FirstName LastName
Risk Factors
Because we have agreed with the Fund that we will redeem all of its partners in five years, we may not have the capital, page 7

2. Please expand this risk factor to discuss the risk that your commitment to acquire the partnership interests of all investor partners in WR Fund #1 may present to your shareholders. For example, discuss how such purchases would impact the cash you have available for other purposes and to execute your business strategy. The Spin-Off, page 37

3. We note your response to prior comment 5 and reissue it in part. Please include risk factor disclosure discussing potential risks related to the fact that you may not have any agreement governing the relationship and respective rights and obligation between you and White River after the spin-off. Address how terms related to the separation will be governed, including the transfer of assets, assumption of liabilities and indemnification obligations.
Business
Company Overview, page 48

4. We note that you added disclosure in the first paragraph on page 48 in response to prior comment 7, regarding the March 2020 sale of White River Holdings to Ecoark, though also stating "...on July 25, 2022, the Ecoark re-acquired White River Holdings as Ecoark began to divest its businesses."

         Please further revise to clarify your reference to Ecoark in the quotation above, as it appears that you would be referring to the transaction in which Fortium re-acquired and
         Ecoark sold, White River Holdings in the July 2022 reverse merger.

         Please also clarify how the 200,000 Ecoark common shares received and retained by
         Fortium in the March 2020 transaction are reflected in your accounting for the July 2022 reverse merger and considered in connection with your purchase price allocation on page
         F-35.
Properties
Oil and Natural Gas Reserves, page 57

5. We have read your response to prior comment 8 and reviewed the revised cash flow calculations with added footnotes (3) and (4) on pages 57-58. As currently presented, the text of footnote (3) describes a presentation of PV-10. However, the reference to footnote
         (3) appears next to the line item "10% annual discount for estimated timing of cash flows", and not next to a presentation of PV-10. Separately, the text of footnote (4)
         appears to describe the calculation of the    Standardized Measure of
Discounted Future
         Net Cash Flows   . However, the reference to footnote (4) appears next
to the line item
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       24, 2023
March3 24, 2023 Page 3
Page
FirstName LastName
            Discounted Future Net Cash Flows   , which does not appear to
reflect a deduction for
         income taxes, whereas the calculation of the standardized measure requires a deduction for future income tax expense. If your intent is to present the Standardized Measure, revise your presentation and footnote (4) accordingly.
Report of Independent Registered Public Accounting Firm, page F-2

6. We note that you have obtained and filed an updated audit report from RBSM LLP in response to prior comment 14. However, the company name in the audit opinion has been changed from White River Holdings Corp. to White River Holdings, Inc., and therefore no longer correlates with the financial statements.

         Please discuss this observation with the auditor and arrange to obtain and file an audit opinion that correlates precisely with the financial statements to comply with Rule 2-02(a)
         of Regulation S-X.
Change in Standardized Measure of Discounted Future Net Cash Flows, page F-22

7. We have read your response to prior comment 19 and reviewed the revised "Change in
         Standardized Measure of Discounted Future Net Cash Flows" presented at the bottom of
         page F-22 of Amendment No. 3. We note the    change amount    included
for Revisions of
         Previous Quantity Estimates is a positive value; however, the Revisions of Previous
         Estimates    change volume,    presented at the top of page F-22, is a
negative value. Please
         revise your disclosure to reconcile the differences or explain why a revision is not needed.
Supplemental Information on Oil and Gas Producing Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flow, page F-22

8. The only deduction from "future net income (loss) before taxes" reflected in your presentation of the standardized measure appears to be for the "10% annual discount for estimated timing of cash flows". Accordingly, it appears that your presentation of the standardized measure does not include a deduction for future income tax expense. Revise your presentation of the standardized measure to correct this omission. See FASB ASC paragraph 932-235-50-31(c).
Exhibits

9. Please file the executed Membership Interest Purchase Agreement dated January 23, 2023 as it appears that you have only filed the form of such agreement as
Exhibit 10.27.
General

10. The prior legal analysis provided with regard to investment company and investment adviser status was not sufficiently detailed and did not provide the staff with a sufficient
         basis to evaluate the Company   s analysis. Accordingly, please
provide a detailed legal
         analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the
 Jay Puchir
White River Energy Corp.
March 24, 2023
Page 4
      definition of an    investment company    under Section 3(a)(1)(A) of the
Investment
      Company Act of 1940 (   Investment Company Act   ). In your response,
please address the
      Company and each subsidiary separately and please also address in detail, for each such entity, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
      (1947) and provide legal and factual support for your analysis of each such factor.
11. Please provide detailed legal analysis regarding whether (A) the Company and (B) each of
      its subsidiaries meet the definition of an    investment company    under
Section 3(a)(1)(C)
      of the Investment Company Act. In your response, please include, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.
12. To the extent that the Company believes that it or one or more of its subsidiaries is not an investment company by virtue of Section 3(b)(1) or Section 3(b)(3) of the Investment
      Company Act, please provide detailed analysis, on an entity by entity basis, to support your views, including citations to any applicable law, regulation or other precedent.
13. Please revise your risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the
      Investment Company Act and (B) the consequences if you or any subsidiaries are deemed to be an investment company under the Investment Company Act.
14. Please revise your risk factor language to clearly disclose (A) the bases on which you and each of your subsidiaries claim to be exempt from registration and regulation under the
      Investment Advisers Act of 1940 (   Advisers Act   ) and (B) the
consequences if you or any
      subsidiaries are deemed to be an investment adviser under the Advisers Act. Please also disclose whether WR Fund #1 Manager is registered, or intends to register, as an investment adviser in any state.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                            Sincerely,
FirstName LastNameJay Puchir
                                                            Division of
Corporation Finance
Comapany NameWhite River Energy Corp.
                                                            Office of Energy &
Transportation
March 24, 2023 Page 4
cc:       Michael D. Harris, Esq.
FirstName LastName